SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33709; 813-00394

Lazard Asset Management LLC and Lazard ESC Funds LLC

December 3, 2019

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act and the rules and regulations thereunder, except sections 9, 17, 30, and 36 through 53 of the Act, and the rules and regulations thereunder (the "Rules and Regulations"). With respect to sections 17(a), (d), (e), (f), (g) and (j) and 30(a), (b), (e), and (h) of the Act, and the Rules and Regulations, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

Summary of Application: Applicants request an order to exempt certain limited partnerships, limited liability companies, corporations, business or statutory trusts or other entities formed for the benefit of eligible employees of Lazard Asset Management LLC and its affiliates from certain provisions of the Act. Each series of a Fund will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicants: Lazard Asset Management LLC, a Delaware limited liability company ("LAM") and Lazard ESC Funds LLC, a Delaware limited liability company.

Filing Dates: The application was filed on January 18, 2019 and was amended on June 20, 2019 and September 24, 2019.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 30, 2019, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: 30 Rockefeller Plaza, New York, NY 10112.

FOR FURTHER INFORMATION CONTACT: Kyle R. Ahlgren, Senior Counsel, at (202) 551-6857, or Holly L. Hunter-Ceci, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   LAM and its "affiliates" within the meaning of rule 12b-2 under the Securities Exchange Act of 1934 (the "Exchange Act") (collectively, "Lazard"), have organized Lazard ESC Funds LLC, and may in the future organize limited partnerships, limited liability companies, business or statutory trusts or other entities or series of any of the foregoing as "employees' securities companies" (each, a "Fund" and together with series of Lazard ESC Funds LLC, the "Funds"). The Funds are intended to provide investment opportunities that are competitive with

those at other investment management and financial services firms and to facilitate the recruitment and retention of high caliber professionals.

2.   Lazard ESC Funds LLC was formed on January 23, 2019 as a Delaware limited liability company. LAM is the manager of Lazard ESC Funds LLC. The investment objectives and policies of each Fund and whether it will operate as a diversified or non-diversified vehicle may vary from Fund to Fund, and will be set forth in the informational memorandum and the governing documents relating to the specific Fund. Potential investments for the Funds may include a wide variety of U.S. and non-U.S. assets, including but not limited to, public and private debt and equity securities, real estate, equity, credit, and other financial assets. The Funds may invest either directly or indirectly through investments in limited partnerships and other investment pools (including pools that are exempt from registration in reliance on section 3(c)(1) or 3(c)(7) of the Act) and investments in registered investment companies. Investments may be made side by side with Lazard and Lazard-related investors and through investment pools (including Aggregation Vehicles)[1] sponsored or managed by Lazard or an unaffiliated entity.

3.   A Fund may be structured as a limited partnership, limited liability company, corporation, business or statutory trust or other entity, or series of any of the foregoing. A Fund may be organized inside the United States (under the laws of Delaware, or another state) or in a jurisdiction outside the United States. A Fund may be organized under the laws of a non-U.S. jurisdiction to address any tax, legal, accounting and/or regulatory considerations applicable to

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[1] An "Aggregation Vehicle" is an investment pool sponsored or managed by Lazard or an unaffiliated entity that is formed solely for the purpose of permitting a Fund and Lazard and Lazard-related investors or Third Party Funds to collectively invest in other entities. A "Third Party Fund" is an investment fund organized primarily for the benefit of investors who are not affiliated with Lazard over which Lazard or an unaffiliated subadviser exercises investment discretion.

certain Eligible Employees (defined below) in other jurisdictions or the nature of the investment program. The investment objectives and policies of the Funds may vary from Fund to Fund. Each Fund will operate either as a closed-end or open-end management investment company, and a particular Fund may operate as a "diversified" or "non-diversified" vehicle, within the meaning of the Act. A Fund may be a partnership or corporation for U.S. federal income tax purposes, and a Fund that is a corporation for U.S. federal income tax purposes may elect to be treated as a regulated investment company. A Fund may serve as the master fund of one or more other Funds (such entities, "Master Funds"). Interests in a Fund ("Interests") may be issued in one or more series, each of which corresponds to particular Fund investments. In such event, each series will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

4.   Lazard will control each Fund within the meaning of section 2(a)(9) of the Act. Each Fund will have a general partner, managing member or other such similar entity (a "General Partner") that manages, operates and controls such Fund and will be responsible for the overall management of the Fund. The General Partner or another Lazard entity will serve as investment adviser ("Investment Adviser") to each Fund.

5.   Each General Partner and Investment Adviser in managing a Fund is an "investment adviser" within the meaning of sections 9 and 36 of the Act, and is subject to those sections. The Investment Adviser may be paid a management fee for its services to a Fund. A General Partner or Investment Adviser may receive a performance-based fee or allocation ("Carried Interest") based on the net gains of the Fund's investments or increase in the value of

Interests, in addition to any amount allocable to the General Partner's or Investment Adviser's Interests.[2]

6. If a General Partner determines that a Fund should enter into any side-by-side investment with an unaffiliated entity, the General Partner will be permitted to engage as sub-investment adviser the unaffiliated entity (an "Unaffiliated Subadviser"), which will be responsible for the management of such side-by-side investment.

7. With the exception of Plan Interest Holders (as defined below), all potential investors in a Fund (the "Investors") will be informed, among other things, that Interests in a Fund will be offered in a transaction exempt from registration under section 4(a)(2) of the Securities Act of 1933, as amended (the "1933 Act"), or Regulation D or Regulation S promulgated thereunder, and will be sold only to Qualified Participants, which term refers to: (i) Eligible Employees (as defined below); (ii) at the request of Eligible Employees and the discretion of the General Partner, to Qualified Participants (as defined below) of such Eligible Employees; or (iii) Lazard.[3] Prior to offering Interests to an Eligible Employee or an Eligible Family Member (as defined below), a General Partner must reasonably believe that the Eligible Employee or Eligible Family Member will be capable of understanding and evaluating the merits and risks of participation in a Fund and that each such individual is able to bear the economic risk of such participation and afford a complete loss of his or her investment in a Fund.

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[2] All or a portion of the Carried Interest may be paid to individuals who are officers, employees or stockholders of the General Partner or Investment Adviser or their "affiliated persons," as defined in section 2(a)(3) of the Act.

[3] In order to qualify as a "Qualified Participant," an individual or entity must (i) be an Eligible Family Member or Eligible Investment Vehicle of an Eligible Employee or Plan Interest Holder and (ii) if purchasing an Interest from a Fund, except as discussed below, come within the standards of an "accredited investor" under rule 501(a) of Regulation D.

8.   In order to qualify as an "Eligible Employee," (a) an individual must (i) be a current or former employee, officer or director or current Consultant[4] of Lazard and (ii) except for certain individuals who meet the definition of "knowledgeable employee" in rule 3c-5(a)(4) under the Act as if the Funds were "Covered Companies" within the meaning of the rule and a limited number of other employees of Lazard[5] (collectively, "Non-Accredited Investors"), meet the standards of an "accredited investor" under rule 501(a)(5) or (a)(6) of Regulation D, or (b) an entity must (i) be a current Consultant of Lazard and (ii) meet the standards of an "accredited investor" under rule 501(a) of Regulation D. No Fund will sell its Interests to more than 35 Non-Accredited Investors under Regulation D.

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[4]   The term "Consultant" is defined as a person or entity who Lazard has engaged to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to Lazard. In order to participate in the Funds, Consultants must be currently engaged by Lazard and will be required to be sophisticated investors who qualify as accredited investors under rule 501(a) of Regulation D. If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Fund through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant or the activities of the Consultant in relation to Lazard and will be required to qualify as "accredited investors" under rule 501(a) of Regulation D. In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to other Eligible Employees who are employees, officers or directors of Lazard and who have an interest in maintaining an ongoing relationship with Lazard. The individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the General Partner or the directors and officers of Lazard, as applicable, responsible for making investments for the Funds similar to the access afforded Eligible Employees who are employees, officers or directors of Lazard.

[5] Such employees must meet the sophistication requirements set forth in rule 506(b)(2)(ii) of Regulation D under the 1933 Act and may be permitted to invest his or her own funds in the Fund if, at the time of the employee's investment in a Fund, he or she (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment banking or similar business experience, and (c) has had reportable income from all sources of at least $100,000 in each of the two most recent years and a reasonable expectation of income from all sources of at least $140,000 in each year in which such person will be committed to make investments in a Fund. In addition, such an employee will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in such Fund and in all other Funds in which he or she has previously invested.

9.   An "Eligible Family Member" is a spouse, parent, child, spouse of child, brother, sister or grandchild of an Eligible Employee or Plan Interest Holder, including step and adoptive relationships. An "Eligible Investment Vehicle" is (a) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee or Plan Interest Holder, (b) a partnership, corporation or other entity controlled by an Eligible Employee or Plan Interest Holder, or (c) a trust or other entity established solely for the benefit of an Eligible Employee or Plan Interest Holder and/or one or more Eligible Family Members of an Eligible Employee or Plan Interest Holder.

10.   Certain employees of Lazard may also receive Interests as part of an employee benefit plan without payment in order to reward and retain these employees (each, a "Plan Interest Holder"). The Funds will not register Interests awarded to Plan Interest Holders under the 1933 Act in reliance on an opinion of counsel that the awards of Interests are not sales within the meaning of section 2(a)(3) of the 1933 Act. No relief from the provisions of the 1933 Act is requested by the Applicants with respect to the award of Interests to Plan Interest Holders. Plan Interest Holders will not be required to meet the sophistication and salary requirements to which Eligible Employees are subject.

11.   An Eligible Employee or Eligible Family Member may purchase Interests through an Eligible Investment Vehicle only if either (i) the investment vehicle is an "accredited investor" as defined in rule 501(a) of Regulation D, or (ii) the applicable Eligible Employee or Eligible Family Member is a settlor[6] and principal investment decision-maker with respect to the

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[6]   If such investment vehicle is an entity other than a trust, the term "settlor" will be read to mean a person who created such vehicle, alone or together with other Eligible Employees and/or Eligible Family Members, and contributed funds to such vehicle.

investment vehicle. Eligible Investment Vehicles that are not accredited investors will be counted in accordance with Regulation D toward the 35 Non-Accredited Investor limit discussed above.

12.   The terms of each Fund will be fully disclosed to each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Fund, to such Qualified Participant, at the time such Eligible Employee or Qualified Participant is invited to participate in the Fund, or to a Plan Interest Holder at the time he or she receives an Interest. A Fund will send its investors an annual financial statement within 120 days after the end of each fiscal year end of the Fund, or as soon as practicable after the end of the Fund's fiscal year. The annual financial statement will be audited[7] by an independent certified public accountant. In addition, as soon as practicable after the end of each fiscal year of a Fund, a report will be sent to each investor setting forth the information with respect such investor's share of income, gains, losses, credits, and other items for U.S. federal and state income tax purposes resulting from the operation of the Fund during that year.

13.   Interests in a Fund will be non-transferable except with the prior written consent of the General Partner, and, in any event, no person or entity will be admitted into the Fund as an investor unless such person is (i) an Eligible Employee, (ii) a Plan Interest Holder, (iii) a Qualified Participant, or (iv) Lazard. No sales load or similar fee of any kind will be charged in connection with the sale of Interests.

14.   A General Partner may have the right, but not the obligation, to repurchase, cancel, or transfer to another Qualified Participant the Interests of (i) an Eligible Employee who ceases to be an employee, officer, director or Consultant of Lazard for any reason or (ii) any Qualified Participant of any person described in clause (i). The governing documents for each Fund will

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[7]   "Audit" has the meaning defined in rule 1-02(d) of Regulation S-X.

describe, if applicable, the amount that an investor would receive upon repurchase, cancellation or transfer of its Interests.

15.   Among other assets, the Funds may invest either directly or indirectly through investments in limited partnerships and other investment pools (including pools that are exempt from registration in reliance on section 3(c)(1) or 3(c)(7) of the Act) and investments in registered investment companies. Investments may be made side by side with Lazard and Lazard-related investors and through investment pools (including Aggregation Vehicles) sponsored or managed by Lazard or an unaffiliated entity.

16.   A Fund may co-invest in a portfolio company with one or more of Lazard and/or a separate account for the benefit of clients, or an investment fund organized primarily for the benefit of investors, in either case, who are not affiliated with Lazard over which Lazard or an Unaffiliated Subadviser exercises investment discretion ("Third Party Funds"). Side-by-side investments held by a Third Party Fund, or by Lazard in a transaction in which Lazard's investment was made pursuant to a contractual obligation to a Third Party Fund, will not be subject to the restrictions contained in Condition 3. All other side-by-side investments held by Lazard will be subject to the restrictions contained in Condition 3.

17.   If Lazard makes loans to a Fund, the lender will be entitled to receive interest, provided that the interest rate will be no less favorable to the borrower than the rate obtainable on an arm's length basis. The possibility of any such borrowings, as well as the terms thereof, would be disclosed to investors prior to their investment in a Fund. Any indebtedness of the Fund will be the debt of the Fund and without recourse to the investors. A Fund will not borrow from any person if the borrowing would cause any person not named in section 2(a)(13) of the Act to own securities of the Fund (other than short-term paper). A Fund will not lend any funds to Lazard.

18.   A Fund will not purchase or otherwise acquire any security issued by a registered investment company if, immediately after such purchase or acquisition, the Fund would own more than 3% of the outstanding voting stock of the registered investment company unless such purchase or acquisition is permitted under the applicable rules and regulations or any applicable exemption.

Applicants' Legal Analysis:

1.   Section 6(b) of the Act provides that the Commission shall exempt employees' securities companies from the provisions of the Act if and to the extent that such exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company's form of organization and capital structure, the persons owning and controlling its securities, the price of the company's securities and the amount of any sales load, how the company's funds are invested, and the relationship between the company and the issuers of the securities in which it invests. Section 2(a)(13) defines an employees' securities company, in relevant part, as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).

2.   Section 7 of the Act generally prohibits investment companies that are not registered under section 8 of the Act from selling or redeeming their securities. Section 6(e) of the Act provides that in connection with any order exempting an investment company from any provision of section 7, certain specified provisions of the Act shall be applicable to such

company, and to other persons in their transactions and relations with such company, as though such company were registered under the Act, if the Commission deems it necessary and appropriate in the public interest or for the protection of investors. Applicants submit that it would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act for the Commission to issue an order under sections 6(b) and 6(e) of the Act exempting the Funds from all provisions of the Act and the rules and regulations thereunder, except sections 9, 17, 30, and 36 through 53 of the Act, and the Rules and Regulations. With respect to sections 17(a), (d), (e), (f), (g) and (j) and 30(a), (b), (e), and (h) of the Act, and the Rules and Regulations, and rule 38a-1 under the Act, Applicants request a limited exemption as set forth in the application.

3.   Section 17(a) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company. Applicants request an exemption from section 17(a) to the extent necessary to (a) permit Lazard or a Third Party Fund (or any "affiliated person," as defined in the Act, of Lazard or a Third Party Fund), acting as a principal, to purchase or sell securities or other property to or from any Fund or any company controlled by such Fund; and (b) permit a Fund to invest in or engage in any transaction with Lazard, acting as principal, (i) in which such Fund, any company controlled by such Fund or Lazard or any Third Party Fund has invested or will invest, or (ii) with which such Fund, any company controlled by such Fund or Lazard or any Third Party Fund is or will become otherwise affiliated. The transactions to which any Fund is a party will be effected only after a determination by the General Partner that the requirements of Conditions 1, 2 and 6 below have been satisfied. Lazard, on behalf of the Funds, represents that any

transactions otherwise subject to section 17(a) of the Act, for which exemptive relief has not been requested, would require approval of the Commission.

4.   Applicants submit that an exemption from section 17(a) is consistent with the policy of each Fund and the protection of investors. Applicants state that the investors in each Fund will have been fully informed of the possible extent of such Fund's dealings with Lazard and of the potential conflicts of interest that may exist. Applicants also state that, as professionals employed in the investment management and securities businesses, or in administrative, financial, accounting, legal, sales, marketing, risk management or operational activities related thereto, the investors will be able to understand and evaluate the risks associated with those dealings. Applicants assert that the community of interest among the investors in each Fund and Lazard will serve to reduce the risk of abuse in transactions involving Lazard. Applicants acknowledge that the requested relief will not extend to any transactions between a Fund and an Unaffiliated Subadviser or an affiliated person of an Unaffiliated Subadviser, or between a Fund and any person who is not an employee, officer or director of Lazard or is an entity outside of Lazard and is an affiliated person of the Fund as defined in section 2(a)(3)(E) of the Act (an "Advisory Person") or any affiliated person of such person.

5.   Section 17(d) of the Act and rule 17d-1 thereunder prohibit any affiliated person or principal underwriter of a registered investment company, or any affiliated person of such a person or principal underwriter, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission. Applicants request an exemption from section 17(d) and rule 17d-1 to the extent necessary to permit affiliated persons of each Fund, or affiliated persons of any of such persons, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which such Fund or

a company controlled by such Fund is a participant. The exemption would permit, among other things, co-investments by the Funds, Third Party Funds and individual members or employees, officers, directors or Consultants of Lazard making their own individual investment decisions apart from Lazard. Applicants acknowledge that the requested relief will not extend to any transaction in which an Unaffiliated Subadviser or an Advisory Person or an affiliated person of either such person has an interest, except in connection with a Third Party Fund sponsored by an Unaffiliated Subadviser.

6.   The Applicants submit that investments will be made by a Fund because of its affiliation with Lazard. The Applicants also submit that the types of investment opportunities often considered by a Fund require each participant in the transaction to make funds available in an amount that may be substantially greater than what a Fund (including its Eligible Employees, Plan Interest Holders and Qualified Participants) may be able to make available on its own. The Applicants contend that, as a result, the only way in which a Fund (and thus its Eligible Employees, Plan Interest Holders and Qualified Participants) may be able to participate in these opportunities is to co-invest with Lazard. The Applicants note that each Fund will be primarily organized for the benefit of Eligible Employees as an incentive for them to remain with Lazard and for the generation and maintenance of goodwill. The Applicants believe that, if co-investments with Lazard are prohibited, the appeal of the Funds would be significantly diminished. The Applicants assert that Eligible Employees wish to participate in such co-investment opportunities because they believe that (i) the resources of Lazard enable it to analyze investment opportunities to an extent that Eligible Employees would not be able to duplicate, (ii) investments recommended by Lazard will not be generally available to investors even of the financial status of the Eligible Employees, and

(iii) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

7.   Applicants assert that the flexibility to structure co-investments and joint investments will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent. In addition, Applicants represent that any transactions otherwise subject to section 17(d) of the Act and rule 17d-1 thereunder, for which exemptive relief has not been requested, would require approval by the Commission.

8.   Co-investments with Third Party Funds, or by Lazard pursuant to a contractual obligation to a Third Party Fund, will not be subject to Condition 3 below. The Applicants note that it is common for a Third Party Fund to require that Lazard invest its own capital in Third Party Fund investments and that Lazard's investments be subject to substantially the same terms as those applicable to the Third Party Fund. The Applicants believe that it is important that the interests of the Third Party Fund take priority over the interests of the Funds and that the Third Party Fund not be burdened or otherwise affected by activities of the Funds. In addition, the Applicants assert that the relationship of a Fund to a Third Party Fund is fundamentally different from a Fund's relationship to Lazard. The Applicants contend that the focus of, and the rationale for, the protections contained in the requested relief are to protect the Funds from any overreaching by Lazard in the employer/employee context, whereas the same concerns are not present with respect to the Funds vis-à-vis a Third Party Fund.

9.   Section 17(e) of the Act and rule 17e-1 thereunder limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. Applicants request an exemption from section 17(e) to permit Lazard (including the General Partner) that acts as an agent or broker to receive placement fees, advisory fees, brokerage fees or

other compensation from a Fund in connection with the purchase or sale by the Fund of securities, provided that the fees or other compensation are deemed "usual and customary." Applicants state that for purposes of the application, fees or other compensation that are charged or received by Lazard will be deemed "usual and customary" only if (i) the Fund is purchasing or selling securities with other unaffiliated third parties, including Third Party Funds, (ii) the fees or other compensation being charged to the Fund (directly or indirectly) are also being charged to the unaffiliated third parties, including Third Party Funds, and (iii) the amount of securities being purchased or sold by the Fund (directly or indirectly) does not exceed 50% of the total amount of securities being purchased or sold by the Fund (directly or indirectly) and the unaffiliated third parties, including Third Party Funds. Applicants state that compliance with section 17(e) would prevent a Fund from participating in transactions in where the Fund is being charged lower fees than unaffiliated third parties also participating in the transaction. Applicants assert that the concerns of overreaching and abuse that section 17(e) and rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that the fees or other compensation paid by a Fund to Lazard are those negotiated at arm's length with unaffiliated third parties.

10.   Rule 17e-1(b) under the Act requires that a majority of directors who are not "interested persons" (as defined in section 2(a)(19) of the Act) take actions and make approvals regarding commissions, fees, or other remuneration. Rule 17e-1(c) under the Act requires each Fund to comply with the fund governance standards defined in rule 0-1(a)(7) under the Act. Applicants request an exemption from rule 17e-1(b) to the extent necessary to permit each Fund to comply with rule 17e-1(b) without having a majority of the directors of the General Partner who are not "interested persons" take actions and make determinations as set forth in paragraph (b) of the rule and without having to satisfy the standards set forth in paragraph (c) of the rule. Applicants

state that because all the directors or other governing body of a General Partner will be affiliated persons, without the relief requested, a Fund could not comply with rule 17e-1. Applicants represent that each Fund will comply with rule 17e-1(b) by having a majority of the directors (or members of a comparable body) of the Fund or its General Partner take such actions and make such approvals as are set forth in the rule. Applicants state that each Fund will otherwise comply with rule 17e-1.

11.   Section 17(f) of the Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of a national securities exchange or the company itself in accordance with Commission rules. Rule 17f-1 under the Act specifies the requirements that must be satisfied for a registered management investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange. The Applicants request relief from section 17(f) of the Act and subsections (a), (b) (to the extent such subsection refers to contractual requirements), (c) and (d) of rule 17f-1 under the Act to the extent necessary to permit Lazard to act as custodian for a Fund without a written contract. Applicants contend that since there is a close association between a Fund and Lazard, requiring a detailed written contract would expose the Fund to unnecessary burden and expense. The Applicants also request relief from the requirement in paragraph (b)(4) of the rule that an independent accountant periodically verify the Fund's assets held by the custodian. The Applicants believe that, because of the community of interest between Lazard and the Funds and the existing requirement for an independent audit, compliance with this requirement would be unnecessary. Except as set forth above, a Fund relying on rule 17f-1 will otherwise comply with the provisions of the rule.

12.   Rule 17f-2 under the Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments. Applicants request relief from section 17(f) and rule 17f-2 to permit the following exceptions from the requirements of rule 17f-2: (i) a Fund's investments may be kept in the locked files of Lazard or the General Partner or the Investment Adviser; (ii) for purposes of paragraph (d) of the rule, (a) employees of the General Partner (or Lazard) will be deemed to be employees of the Funds, (b) officers or managers of the General Partner (or Lazard) will be deemed to be officers of the Fund, and (c) the General Partner or its board of directors will be deemed to be the board of directors of the Fund; and (iii) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees, each of whom will have sufficient knowledge, sophistication and experience in business matters to perform such examination. With respect to certain Funds, some of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. The Applicants assert that, for such a Fund, these instruments are most suitably kept in the files of Lazard, the General Partner or the Investment Adviser, where they can be referred to as necessary. The Applicants state that they will comply with all other provisions of rule 17f-2.

13.   Section 17(g) of the Act and rule 17g-1 thereunder generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not "interested persons" of a registered investment company take certain actions and give certain approvals relating to fidelity bonding. Among other things, the rule also requires that the board of directors of an investment company relying on the rule satisfy the fund governance standards defined in rule 0-1(a)(7).

Applicants request an exemption from rule 17g-1 to the extent necessary to permit the General Partner's board of directors or other governing body, who may be deemed interested persons, to take actions and make determinations as set forth in the rule. The Applicants also request an exemption from the requirements of: (i) paragraph (g) of rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors; (ii) paragraph (h) of the rule relating to the appointment of a person to make the filings and provide the notices required by paragraph (g); and (iii) paragraph (j)(3) of the rule relating to compliance with the fund governance standards set forth in rule 0-1(a)(7) under the Act. Applicants state that because all directors or other governing body of the General Partner will be affiliated persons, a Fund could not comply with rule 17g-1 without the requested relief. Applicants contend that the filing requirements are burdensome and unnecessary as applied to the Funds and represent that the applicable General Partner will maintain the materials otherwise required to be filed with the Commission by paragraph (g) of rule 17g-1 and agree that all such materials will be subject to examination by the Commission and its staff. Applicants submit that no purpose would be served in complying with the requirements of the rule related to filing information with the Commission. Applicants represent that the Funds will comply with all other requirements of rule 17g-1.

14.   Section 17(j) of the Act and rule 17j-1 require that every registered investment company adopt a written code of ethics that contains provisions reasonably necessary to prevent "access persons" from violating the anti-fraud provisions of the rule. Under rule 17j-1, the investment company's access persons must report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in such security. Applicants request an

exemption from section 17(j) and the provisions of rule 17j-1, except for the antifraud provisions of paragraph (b), because they assert that these requirements are unnecessarily burdensome as applied to the Funds. The relief requested will extend only to Lazard and is not requested with respect to any Unaffiliated Subadviser or Advisory Person.

15.　　　Sections 30(a), (b) and (e) of the Act and the rules thereunder generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to the Funds and would entail administrative and legal costs that outweigh any benefit to the investors. Applicants request relief under sections 30(a), (b) and (e) to the extent necessary to permit each Fund to report annually to its investors in the manner described in the application. Section 30(h) of the Act requires that every officer, director, member of an advisory board, investment adviser or affiliated person of an investment adviser of a closed-end investment company be subject to the same duties and liabilities as those imposed upon similar classes of persons under section 16(a) of the Exchange Act. Applicants request an exemption from section 30(h) of the Act to the extent necessary to exempt the General Partner of each Fund, members of the General Partner, any board of managers or directors or committee of Lazard's employees to whom the General Partner may delegate its functions, and any other persons who may be deemed to be members of an advisory board of a Fund, or any other persons otherwise subject to section 30(h), from filing Forms 3, 4, and 5 under section 16(a) of the Exchange Act with respect to their ownership interests in the Fund. Applicants assert that, because there will be no trading market and the transfers of Interests are severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

16.   Rule 38a-1 requires registered investment companies to adopt, implement and periodically review written policies reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Applicants represent that each Fund will comply with rule 38a-1(a), (c) and (d), except that (i) since the Fund does not have a board of directors, the board of directors or other governing body of the General Partner will fulfill the responsibilities assigned to the Fund's board of directors under the rule, and (ii) since the board of directors or other governing body of the General Partner does not have any disinterested members, (a) approval by a majority of the disinterested board members required by rule 38a-1 will not be obtained, and (b) the Funds will comply with the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors or other governing body of the General Partner as constituted Applicants represent that each Fund will adopt written policies and procedures reasonably designed to prevent violations of the terms and conditions of the application, will appoint a chief compliance officer and will comply with the terms and conditions of the application.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction involving a Fund otherwise prohibited by section 17(a) or section 17(d) of the Act and rule 17d-1 under the Act to which a Fund is a party (the "Section 17 Transactions") will be effected only if the applicable General Partner determines that (i) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Investors of the Fund and do not involve overreaching of the Fund or its investors

on the part of any person concerned, and (ii) the Section 17 Transaction is consistent with the interests of the Investors, the Fund's organizational documents and the Fund's reports to its Investors.[8] In addition, the applicable General Partner will record and preserve a description of all Section 17 Transactions, the General Partner's findings, the information or materials upon which the findings are based and the basis for the findings. All such records will be maintained for the life of the Fund and at least six years thereafter and will be subject to examination by the Commission and its staff.[9]

2. The General Partner of each Fund will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Fund or any affiliated person of such person, promoter or principal underwriter.

3. The General Partner of each Fund will not invest the funds of the Fund in any investment in which an Affiliated Co-Investor (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment transaction involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which the Fund and an Affiliated Co-Investor are participants (each such investment, a "Rule 17d-1 Investment"), unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment, (i) gives the General Partner sufficient, but not less than one day's, notice of its intent

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[8] If a Fund invests through an Aggregation Vehicle and such investment is a Section 17 Transaction, this condition will apply with respect to both the investment in the Aggregation Vehicle and any investment by the Aggregation Vehicle of Fund assets.

[9] Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

to dispose of its investment, and (ii) refrains from disposing of its investment unless the Fund has the opportunity to dispose of the Fund's investment prior to or concurrently with, on the same terms as and pro rata with, the Affiliated Co-Investor.[10] The term "Affiliated Co-Investor" with respect to any Fund means any person who is (i) an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Fund (other than a Third Party Fund), (ii) Lazard, (iii) an officer or director of Lazard, (iv) an Eligible Employee, or (v) an entity (other than a Third Party Fund) in which Lazard acts as a general partner or has a similar capacity to control the sale or other disposition of the entity's securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor (i) to its direct or indirect wholly owned subsidiary, to any company (a "Parent") of which the Affiliated Co-Investor is a direct or indirect wholly owned subsidiary or to a direct or indirect wholly owned subsidiary of its Parent, (ii) to immediate family members of the Affiliated Co-Investor or a trust or other investment vehicle established for any Affiliated Co-Investor or any such immediate family member, or (iii) when the investment is comprised of securities that are (a) listed on a national securities exchange registered under section 6 of the Exchange Act, (b) NMS stocks pursuant to section 11A(a)(2) of the Exchange Act and rule 600(a) of Regulation NMS thereunder, (c) government securities as defined in section 2(a)(16) of the Act or other securities that meet the definition of "Eligible Security" in rule 2a-7 under the Act, or (d) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

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[10]   If a Fund invests in a Rule 17d-1 Investment through an Aggregation Vehicle, the requirements of clauses (i) and (ii) of this sentence shall apply to both the Affiliated Co-Investor's disposition of such Rule 17d-1 Investment and, if the Affiliated Co-Investor also holds a Rule 17d-1 Investment through such Aggregation Vehicle, its disposition of all or part of its investment in the Aggregation Vehicle.

4.   Each Fund and its General Partner will maintain and preserve, for the life of each Fund and at least six years thereafter, such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the investors in the Fund, and each annual report of the Fund required to be sent to the investors, and agree that all such records will be subject to examination by the Commission and its staff.[11]

5.   Within 120 days after the end of each fiscal year of each Fund, or as soon as practicable thereafter, the General Partner of each Fund will send to each Investor having an Interest in the Fund at any time during the fiscal year then ended Fund financial statements audited by the Fund's independent accountants. At the end of each fiscal year, the General Partner will make or cause to be made a valuation of all of the assets of the Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Fund. In addition, within 120 days after the end of each fiscal year of each Fund (or as soon as practicable thereafter) the General Partner will send a report to each person who was an Investor at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Investor of that person's federal and state income tax returns and a report of the investment activities of the Fund during that fiscal year.

6.   If a Fund makes purchases or sales from or to an entity affiliated with the Fund by reason of an officer, director or employee of Lazard (i) serving as an officer, director, general partner, manager or investment adviser of the entity (other than an entity that is an Aggregation Vehicle), or (ii) having a 5% or more investment in the entity, such individual will not participate in the Fund's determination of whether or not to effect the purchase or sale.

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[11]   Each fund will preserve the accounts, books, and other documents required to be maintained in an easily accessible place for the first two years.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary